Exhibit 99.1
SAIFUN SEMICONDUCTORS LTD.
45 Hamelacha St., Netanya, Israel
March 6, 2006
To: The Shareholders of Saifun Semiconductors Ltd.
Dear Shareholder,
          You are cordially invited to attend a Special Meeting of the shareholders of Saifun Semiconductors Ltd. (the “Company”), on Wednesday, March 22, 2006, at 16:00 pm Israel time, at the offices of the Company at 45 Hamelacha St., Netanya, Israel. As described in the accompanying Proxy Statement, the meeting will be adjourned following consideration of proposals (1) through (3) and may be reconvened at 19:00 pm Israel time to consider proposals (4) and/or (5).
          The Secretary’s formal notice of the meeting, as published on March 1, 2006, and the Proxy Statement appear on the following pages and describe in detail the matters to be acted upon at the Special Meeting.
          Only shareholders who held shares at the close of business on March 3, 2006, are entitled to notice of, and to vote at, the meeting and any adjournments thereof. Your Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.
          Whether or not you plan to attend the Special Meeting, it is important that your Ordinary Shares be represented and voted at the Special Meeting. Accordingly, after reading the enclosed Notice of Special Meeting of shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.
          We look forward to seeing you at the meeting.

Very truly yours,

Dr. Boaz Eitan
Chairman of the Board of Directors

               If the foregoing correctly sets forth the agreement between the Company and the Underwriters, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

SAIFUN SEMICONDUCTORS LTD.

Name: Dr. Boaz Eitan
Title: Chairman and Chief Executive Officer

SAIFUN SEMICONDUCTORS LTD.
45 Hamelacha St., Netanya, Israel
Tel: 972-9-8928444

FORM OF NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To be held on March 22, 2006
As published on March 1, 2006
     NOTICE IS HEREBY GIVEN that a Special Meeting (the “Special Meeting”) of the shareholders of Saifun Semiconductors Ltd. (the “Company”) will be held on Wednesday, March 22, 2006, at 16:00 pm Israel time, at the offices of the Company at 45 Hamelacha St., Netanya, Israel. The Special Meeting is being called for the following purposes:
(1)	to ratify the appointment of Mr. George Hervey and elect Ms. Ida Keidar-Malits as outside directors of the Company in accordance with the requirements of the Israeli Companies Law;

(2)	to approve the compensation of the Outside Directors;

(3)	to authorize Dr. Boaz Eitan, the Company’s Chief Executive Officer, to serve concurrently as Chairman of the Board of Directors of the Company;

(4)	in accordance with the Israeli Companies Law, to approve the inclusion, in a proposed offering of the Company’s shares (the “Offering”), of ordinary shares held by a majority of the members of the Company’s Board of Directors and their affiliates, subject to the terms of the Company’s registration rights agreement where applicable;

(5)	in accordance with the Israeli Companies Law, to approve the inclusion in the Offering of ordinary shares held by the Company’s Controlling Shareholder, Dr. Boaz Eitan or his affiliates, subject to the terms of the Company’s registration rights agreement where applicable; and

(6)	to act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.
     After the Company’s shareholders have voted on proposals (1) through (3) above, and provided that the shareholders approve proposal (1) above, the Special Meeting will be adjourned to enable the Company’s Audit Committee and Board of Directors to convene and consider the adoption of resolutions approving the inclusion in the Offering of ordinary shares of the Company held by the persons described in proposals (4) and/or (5) above. To the extent that the Audit Committee and Board of Directors adopt resolutions approving proposals (4) and/or (5) above, the Special Meeting will reconvene at 19:00 pm Israel time to vote to approve such proposal(s).
     Only shareholders of record at the close of business on March 3, 2006, shall be entitled to vote at the Special Meeting, or at any adjournment or postponement thereof.

BY ORDER OF THE BOARD OF DIRECTORS

Craig D. Kugler, Adv.
Corporate Secretary
Netanya, Israel
March 1, 2006

SPECIAL MEETING OF SHAREHOLDERS
General Information
          This Proxy Statement is being furnished to holders of ordinary shares, par value NIS 0.01 per share, of Saifun Semiconductors Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company, for use at the Special Meeting of Shareholders of the Company to be held on Wednesday, March 22, 2006, at 16:00 pm Israel time, at the offices of the Company at 45 Hamelacha St., Netanya, Israel (the “Special Meeting”).
          After the Company’s shareholders have voted on proposals (1) through (3), and provided that the shareholders approve proposal (1), the Special Meeting will be adjourned to enable the Company’s Audit Committee and Board of Directors to convene and consider the adoption of resolutions approving the inclusion of shares of the Company held by the persons described in proposals (4) and/or (5) in a proposed offering of the Company’s shares (the “Offering”). To the extent that the Audit Committee and Board of Directors adopt resolutions approving proposals (4) and/or (5), the Special Meeting will reconvene at 19:00 pm Israel time to vote to approve such proposals(s).
The Proxy
          Dr. Boaz Eitan, Igal Shany and Craig D. Kugler, or any of them, have been nominated as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Special Meeting.
          All ordinary shares represented by properly executed proxies received prior to or at the Special Meeting and not revoked prior to the Special Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Special Meeting.
Revocation of Proxies
          A shareholder may revoke a proxy in one of the following ways: (1) by written notice delivered to the Company canceling the proxy or appointing a different proxy, (2) by written notice received by the Chairman of the Special Meeting of the revocation of the proxy, or (3) by attending and voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy.
Shareholders Entitled to Vote — Record Date
          Shareholders of record who held ordinary shares at the close of business on March 3, 2006 (the “Record Date”) are entitled to notice of and to vote at the Special Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Special Meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card directing the holder of record how to vote the shares.
          As of the Record Date, there were 29,607,722 ordinary shares issued, outstanding and entitled to vote at the Special Meeting.
Quorum and Voting
          Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy who hold or represent between them at least 33 1/3% of the Company’s voting power. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.
          A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Special Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.
          In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of each proposal. Furthermore, certain of the proposals are also subject to the following additional voting requirements:
          Proposal 1 (election of Outside Directors):
•	the majority of shares voted at the Special Meeting in favor of the proposal (not including abstentions), includes at least one-third of the shares held by Non-Controlling Shareholders that are voted at the Special Meeting (the “Non-Controlling Shares”); or

•	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.
          Proposal 3 (ratification of concurrent service of Chief Executive Officer as Chairman of the Board):
•	the majority of shares voted at the Special Meeting in favor of the proposal (not including abstentions), includes at least two-thirds of the Non-Controlling Shares; or

•	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

          Proposal 5 (approval of the inclusion in the Offering of shares held by the Company’s Controlling Shareholder or his affiliates):
•	the majority of shares voted at the meeting in favor of the proposal (not including abstentions), includes at least one-third of the shares held by Shareholders who do not have a personal interest in the approval of the transaction (the “Non-Interested Shares”); or

•	the total number of Non-Interested Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the company.
          For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the company’s actions (other than by means of being a director or office holder of the company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. The Company believes that its Chief Executive Officer and Chairman, Dr. Boaz Eitan, who beneficially owns 38.9% of the Company’s outstanding ordinary shares, is the Company’s only Controlling Shareholder.
          In accordance with Section 276 of the Companies Law, any shareholder who participates in the vote for Proposal 5 (approval of public offering which includes shares beneficially held by the Company’s Controlling Shareholder), must inform the Company before the vote, and if such shareholder votes by proxy, should state on the enclosed proxy card, to indicate whether or not such shareholder has a personal interest in the approval of the proposal as a result of its proposed participation in the Offering. The vote of any shareholder that does not so inform the Company, shall not be counted with respect to Proposal 5.
          On each matter submitted to the shareholders for consideration at the Special Meeting, only ordinary shares that are voted on such matter will be counted towards determining whether shareholders approved such matter. Ordinary shares present at the Special Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.
          Each ordinary share is entitled to one vote on each proposal or item that comes before the Special Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Special Meeting shall be conferred upon all of the joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the senior amongst the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.
Proxy Solicitation
          The Company will bear the costs of solicitation of proxies for the Special Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS
          The following table sets forth certain information regarding the beneficial ownership of ordinary shares by (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of the Record Date and reflects the number of shares underlying options that are exercisable within 60 days of the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

		Percentage of
	Ordinary Shares	Outstanding Ordinary
Name	Beneficially Owned	Shares
Dr. Boaz Eitan (1)	11,527,415	38.9%
IDB Holding Corporation Ltd. (2)	2,833,859	9.6%
Entities affiliated with Gemini Israel Funds (3)	2,056,290	6.9%
Entities affiliated with Concord Ventures (4)	1,703,273	5.8%
Argos Capital Appreciation Master Fund L.P. (5)	1,589,891	5.4%
FMR Corp. (6)	1,499,903	5.1%
All directors and executive officers as a group (7)	16,397,054	55.4%

(1)	Based on a Schedule 13G filed on February 14, 2006 and on other information provided to the Company, this number consists of 5,503,774 ordinary shares and options (exercisable within 60 days of the Record Date) to purchase 22,523 ordinary shares held directly by Dr. Eitan, 1,905,780 ordinary shares held by Adi & Gal Ltd., 1,429,336 ordinary shares held by Sharon & Yoav Ltd., 1,200,000 ordinary shares held by Shikmat Eitan Ltd., 952,892 ordinary shares held by Yonatan & Maya Ltd., 476,444 ordinary shares held by Batya and Yoseph Ltd. and 10,000 ordinary shares held by MIRAGE BVBA. Each of these entities is jointly owned and controlled by Dr. Eitan and his wife. This number also includes 26,666 ordinary shares owned by Dr. Eitan’s wife. Dr. Eitan disclaims beneficial ownership of the shares held by the foregoing except to the extent of his pecuniary interest therein.

(2)	Based on a Schedule 13G filed on February 6, 2006 and on other information provided to the Company, this number consists of 2,833,859 ordinary shares held by Clal Electronic Industries Ltd. Clal Electronic Industries is indirectly controlled by IDB Holding Corporation Ltd. (“IDBH”). IDBH is a public company traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of (i) Ganden Investments I.D.B. Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd., or “Manor,” a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Bergman beneficially holds approximately 7.3% of the equity of and voting power in

IDBH. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon, Israel. The address of Mr. Avraham Livnat is Taavura Junction, Ramle, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(3)	Based on a Schedule 13G filed on February 9, 2006 and on other information provided to the Company, this number consists of 816,095 ordinary shares held by Gemini Israel II Parallel Fund L.P., 610,686 ordinary shares held by Gemini Israel II L.P., 334,628 ordinary shares held by Gemini Israel III L.P., 77,844 ordinary shares held by Advent PGGM Gemini L.P., 61,009 ordinary shares held by Gemini Israel III Parallel Fund L.P., 15,790 ordinary shares held by Gemini Partner Investors L.P., 111,905 ordinary shares held by Gemini Israel III Overflow Fund L.P. and options to purchase 28,333 ordinary shares held by Yossi Sela. Yossi Sela is managing partner and a shareholder of Gemini Israel Funds Ltd., the sole general partner or the sole general partner of the general partner of Gemini Israel II L.P., Gemini Israel II Parallel Fund L.P., Advent PGGM Gemini L.P., Gemini Partner Investors L.P., Gemini Israel III L.P. and Gemini Israel III Parallel Fund L.P. The board of directors of Gemini Israel Funds Ltd. has sole investment control with respect to these entities and is comprised of Steve Kahn, Amram Rasiel, Dr. A.I. (Ed) Mlavsky, Yossi Sela and David Cohen. These individuals share voting power over the shares and or options held by the Gemini entities and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Gemini entities is 9 Hamenofim Street, Herzliya Pituach, Israel.

(4)	Based on a Schedule 13G filed on February 14, 2006 and on other information provided to the Company, this number consists of 1,217,906 ordinary shares held by K.T. Concord Venture Fund (Cayman) L.P., 243,463 ordinary shares held by K.T. Concord Venture Fund (Israel) L.P. and 213,571 ordinary shares held by Concord Venture I Annex-B L.P. and options to purchase 28,333 ordinary shares held by Matty Karp.Matty Karp is managing partner and a shareholder of Concord K.T. Investment Partner Ltd., which is the sole general partner of K.T. Concord Venture Fund (Cayman) L.P., K.T. Concord Venture Fund (Israel) L.P., and Concord Venture I Annex-B L.P. As a result, Matty Karp may be deemed to be the beneficial owner of the securities held thereby. Matty Karp disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of Concord Ventures is 85 Medinat Hayehudim Street, 7th Floor, Herzliyah, Israel.

(5)	Based on a Schedule 13G filed on January 31, 2006 and on other information provided to the Company, this number consists of 1,589,891 ordinary shares. The general partner of Argos Appreciation Master Fund LP is Argos Capital Management, Inc., which is wholly-owned by Ephraim Gildor. The address of Argos Capital Appreciation Master Fund LP is 211 West 61st Street, New York, New York.

(6)	Based solely on information provided to the Company on February 16, 2006 by FMR Corp. pursuant to the requirements of the Israeli Companies Law.

(7)	Includes ordinary shares owned by entities affiliated with directors of the Company as well as options to purchase ordinary shares that are exercisable within 60 days of the Record Date. Each director disclaims such beneficial ownership except to the extent of his pecuniary interest therein. In addition, this amount consists of shares and options to purchase ordinary shares held by executive officers.

PROPOSAL ONE
Election and Ratification of Election of Outside Directors under the Israeli Companies Law
Background
          Under the Israeli Companies Law, the Company is required to have at least two directors who meet the independence and other criteria established by that law. These directors are referred to as “Outside Directors.”
          Outside Directors are required to serve on the Company’s audit committee formed under the Israeli Companies Law and the Nasdaq Listing Rules. Under the Israeli Companies Law, the approval of our audit committee is required to effect specified actions and transactions between us and our office holders (including our directors) and Controlling Shareholders. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Our audit committee may not approve an action or a transaction with a Controlling Shareholder or with an office holder unless at the time of approval the two Outside Directors are serving as members of the audit committee and at least one of them is present at the audit committee meeting at which the approval was granted.
          The Israeli Companies Law requires that the Outside Directors be appointed pursuant to a resolution of the Company’s shareholders.
          Each Outside Director serves for a three-year term that may be extended for one additional three-year term or until his or her term of office has been terminated in accordance with the Israeli Companies Law.
          The Companies Law provides that a person may not be appointed as an Outside Director if the person, or the person’s relative, partner, employer or any entity under the person’s control has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company.
          The term affiliation includes: (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis, (iii) control, and (iv) service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an Outside Director following the public offering. The term “office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.
          No person can serve as an Outside Director if the person’s position or other business creates, or may create, a conflict of interests with the person’s responsibilities as an Outside Director or may otherwise interfere with the person’s ability to serve as an Outside Director. If at the time an Outside Director is appointed all current members of the board of directors are of the same gender, then that Outside Director must be of the other gender. Each nominee to serve as an Outside Director must deliver to the company a statement required under the Companies Law, confirming that he or she is qualified to serve in such capacity. We have received such statements from each of Mr. Hervey and Ms. Keidar-Malits.

          The Companies Law requires that at least one Outside Director shall have financial and accounting expertise and that the other Outside Director meet certain professional qualifications.
          The Companies Regulations (qualifications and terms for director with financial and accounting expertise and director with a professional qualification) – 2005, define a director with financial and accounting expertise as a director whose education, professional experience and skills enable him to understand, on a high level, matters relating to business, accounting, internal auditing and financial statements, and who as a result is able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. The regulations define a director who meets certain professional qualifications as a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds an academic degree in any other field or has completed higher education in the primary field of business of the company or in an area which is relevant to the office of an Outside Director, (iii) the director has at least five (5) years of experience serving in one or more of the following capacities: (a) in a senior management position of a corporation with a substantial scope of business, (b) in a senior position in the primary field of business of the company or (c) in a senior position of public administration.
          Until the lapse of two years from termination of office, a company may not engage an Outside Director to serve as an office holder and may not employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.
Outside Director Nominees
          Mr. George Hervey was appointed as a director of the Company in 2004 in order to serve as an Outside Director following the Company’s initial public offering. On September 29, 2005, the Company’s shareholders approved his appointment as an Outside Director in accordance with the provisions of the Companies Law-1999 and are hereby asked to ratify such appointment. Since 2000, Mr. Hervey has served as the Vice President of Finance and Chief Financial Officer of the Marvell Technology Group Ltd., and he currently serves in a similar capacity for Marvell Semiconductor, Inc. From March 1997 to April 2000, Mr. Hervey served as Senior Vice President, Chief Financial Officer and Secretary for Galileo Technology Ltd., which Marvell acquired in January 2001. From June 1992 to February 1997, Mr. Hervey was Senior Vice President and Chief Financial Officer of S3 Incorporated, a designer and manufacturer of graphics and video accelerators for personal computers and related peripheral products. Mr. Hervey holds a B.Sc. in Business Administration from the University of Rhode Island.
          Ms. Ida Keidar-Malits is the nominee for the Company’s second Outside Director. The Compensation, Nominating and Governance Committee of the Company and the Company’s Board of Directors have approved her nomination. Ms. Keidar-Malits is a 50% owner of Adres Ltd., an Israeli private company engaged in import, stockholding, processing and distribution of steel as well as in real estate, and since 1998 has been an active board member of this company. From 1998 until July 2003, Ms. Keidar-Malits served as a director of Packer Steels & Metals Ltd., a leading Israeli steel and metal service company. From 1998 until July 2002, she served as a director of Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB), as well as the Chairman of the Audit Committee and a member of its Remuneration Committee. Elbit Vision Systems is an Israeli provider of computerized vision systems for industrial automatic quality inspection processes. Ms. Keidar-Malits also acts as a business consultant and mediator. From 1991 until 1997, Ms. Keidar-Malits served as Vice President of Finance and Chief Financial Officer of Elbit

Ltd. (NASDAQ: ELBTF) until the completion of its November 1996 restructuring into three companies: Elbit Systems Ltd. (NASDAQ: ESLT), Elbit Medical Imaging Ltd. (NASDAQ: EMITF) and Elbit Ltd. Prior to the restructuring, Elbit was engaged in worldwide operations in three non-related business areas: defense electronics, medical imaging and communications. From 1986 until 1991, Ms. Keidar-Malits served as Corporate Secretary of Elbit and from 1984 until 1996, she served as Head of the Economics Department of Elbit. Ms. Keidar-Malits holds an M.Sc. in industrial management from the Technion, Israel Institute of Technology in Haifa and a B.Sc. in Chemistry & Biochemistry from the Hebrew University in Jerusalem.
          Based on information provided by Mr. George Hervey and Ms. Ida Keidar-Malits, the Company’s Board of Directors has determined that they both have financial and accounting expertise as required under the Companies Law and the regulations promulgated thereunder.
          Pursuant to the Nasdaq Listing Rules, the Company’s Board of Directors must be comprised of a majority of “Independent Directors.” Mr. George Hervey has previously been determined by the Board of Directors to be an Independent Director and the Board has also made the same determination with respect to Ms. Ida Keidar-Malits. Accordingly, if elected, these directors will serve concurrently as Independent Directors under the Nasdaq Listing Rules and as Outside Directors under the Israeli Companies Law.
Proposed Resolution
          Shareholders are being asked to ratify the appointment of Mr. George Hervey and elect Ms. Ida Keidar-Malits as Outside Directors of the Company for three-year terms as provided by the Israeli Companies Law.
          The adoption of the resolution is subject to the voting requirements described on page 2 of this proxy statement.
Board Recommendation
          The Board of Directors recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL TWO
Compensation of Outside Directors
Compensation of Outside Directors
          Outside Directors may be compensated only in accordance with regulations adopted under the Israeli Companies Law. The regulations provide three alternatives for cash compensation to Outside Directors: (i) a fixed amount determined by the regulations, (ii) an amount within a range contained in the regulations, or (iii) an amount proportional to the amount paid to the other directors of the company, provided that (A) such proportional amount is neither lower than the lowest compensation paid to any Other Director (as defined below) nor higher than the average compensation paid to all Other Directors, (B) each Outside Directors is paid the same proportional amount, (C) there are at least two Other Directors and (D) such proportional amount is approved by the company’s audit committee, board of directors and shareholders. “Other Director” means a director that is not an Outside Director, other than any director that (1) is a Controlling Shareholder, (2) is an employee of the company or provides to the company services on an ongoing basis, (3) is an employee of an entity that is a Controlling Shareholder of the company or provides to such entity services on an ongoing basis, (4) is an employee of an entity that is controlled by a Controlling Shareholder of the company or provides to such entity services on an ongoing basis, or (5) does not receive any compensation (other than securities) from the company.
          A company may also issue shares or options to an Outside Director, provided that (A) the criteria set forth in clause (iii) of the immediately preceding paragraph shall apply to such shares or options (except that clause (5) in the definition of Other Director above shall be replaced with “does not receive any compensation, including securities, from the company”) and (B) such securities shall be granted pursuant to an incentive plan that is available to all directors that are not Outside Directors and all other office holders (and such condition shall also be deemed to have been met if directors that are Controlling Shareholders may not participate in such incentive plan). Compensation determined in any manner (other than cash compensation at the fixed amount determined by the regulations) requires the approval of the Company’s shareholders.
          In accordance with the existing directors’ compensation package previously approved by the Company’s shareholders, the members of the board of directors who are not our employees are entitled to receive: (i) an annual retainer in the amount of US$5,900, (ii) US$300 for attending each board or committee meeting, (iii) reimbursement for travel, lodging and other reasonable expenses incurred in attending board and committee meetings, (iv) an initial grant of options to purchase 30,000 ordinary shares upon their appointment or election to the board (or options to purchase 45,000 ordinary shares for a board member who is the Audit Committee Chairman or 35,000 ordinary shares for a board member that is also a Chairman of the Compensation, Nominating and Governance Committee of the Company), and (v) subsequent annual grants of options to purchase 15,000 ordinary shares for each year of service. The initial stock option grant vests annually in three equal parts over a three-year period and each subsequent annual grant shall be granted evenly over the quarters and shall be fully vested on the date of the grant.

Proposed Resolution
          Shareholders are being asked to approve compensation for the Company’s two Outside Directors in an amount that is the same as compensation provided by the Company to its other directors.
          The adoption of the resolution requires the affirmative vote of a majority of the shares present at the Special Meeting in person or by proxy and voting on the proposal.
Board Recommendation
          The Board of Directors recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL THREE
Chief Executive and Chairman Concurrent Office
Background
          Under the Israeli Companies Law, following the initial public offering of a company, the approval of the shareholders is required in order to authorize the Chief Executive Officer of a public company to concurrently serve as a Chairman of the Board of Directors. Such authorization will be effective for a period that will not exceed a three-year period and may be extended for additional periods (each such extended period not to exceed three-year terms) subject to an approval of the shareholders for each such extended period.
          Dr. Boaz Eitan has served since 1997 as the Company’s Chief Executive Officer and Chairman of the Board of Directors.
Proposed Resolution
          Shareholders are being asked to authorize the Company’s Chief Executive Officer, Dr. Boaz Eitan, to serve concurrently as Chairman of the Board of Directors of the Company until the 2006 Annual General Meeting of the Company, in which Dr. Eitan’s class of directors shall be subject to re-election.
          The adoption of the resolution is subject to the voting requirements described on page 2 of this proxy statement.
Board Recommendation
          The Board of Directors recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSALS FOUR AND FIVE
Public Offering
Background
          Under the Israeli Companies Law, where (1) the majority of the members of a company’s Board of Directors, or (2) a Controlling Shareholder, has a personal interest in an extraordinary transaction, the company’s shareholders must approve the transaction. This requirement differs from the requirements under comparable corporate laws of many states in the United States that generally would not require shareholder approval under similar circumstances.
          The Company has entered into a registration rights agreement, dated October 2, 2000, as amended on September 29, 2005 (the “Registration Rights Agreement”), with certain of its shareholders, including (1) members of its Board of Directors or their affiliates, and (2) its Chairman and Chief Executive Officer, Dr. Boaz Eitan, who beneficially owns 38.9% of the outstanding ordinary shares of the Company and is considered a Controlling Shareholder. The Registration Rights Agreement and the amendment thereto were filed as Exhibits 10.2 and 10.19, respectively, to the Company’s registration statement on Form F-1 (File No. 333-129167) in connection with the Company’s initial public offering. Under the Registration Rights Agreement, certain shareholders of the Company may request to include their shares in any offering of the Company’s securities, subject to cutbacks due to marketing limitations in the case of an underwritten offering.
          Because of the requirements of the Israeli Companies Law described above, the Company may be prevented from including in the offering of its shares that it is presently contemplating (the “Offering”), shares of its Controlling Shareholder, Dr. Boaz Eitan, and shares of members of its Board of Directors or their affiliates, unless the inclusion of these shares is approved by the Company’s shareholders as required under the Israeli Companies Law. This result may ensue notwithstanding the provisions of the Registration Rights Agreement granting certain rights to these individuals and their affiliates.
          As a result, the Company is seeking the approval of its shareholders to permit it to include in the Offering, shares held by a majority of the members of the Company’s Board of Directors and their affiliates, and by the Company’s Controlling Shareholders (Dr. Boaz Eitan, the Company’s Chief Executive Officer and Chairman of the Board of Directors, and his affiliates). In seeking this approval, the Company notes that the inclusion of these shares in the Offering would be subject to the provisions of the Registration Rights Agreement. In addition, the decision to proceed with the Offering is subject to the Board of Director’s fiduciary duties to all of the Company’s shareholders under Israeli law.
Proposed Resolutions
          Proposal 4: Shareholders are being asked to approve the inclusion in the Offering of ordinary shares held by a majority of the members of the Company’s Board of Directors and their affiliates, subject to the terms of the Company’s registration rights agreement where applicable.
          Proposal 5: Shareholders are being asked to approve the inclusion in the Offering of ordinary shares held by the Company’s Controlling Shareholder, Dr. Boaz Eitan or his affiliates, subject to the terms of the Company’s registration rights agreement where applicable.

          The adoption of Resolution 5 is subject to the voting requirements described on page 3 of this proxy statement.
Board Recommendation
          The Board of Directors recommends that the shareholders vote “FOR” the adoption of these resolutions.
          The Company notes that a majority of the Board of Directors has a personal interest in the approval of these resolutions, and that approval of these resolutions is subject to adoption of these resolutions by the shareholders as described above.

OTHER BUSINESS
          The Board of Directors does not presently intend to bring any other business before the Special Meeting and, so far as is known to the board, no matters are to be brought before the Special Meeting except as specified in the Notice of the Special Meeting. As to any business that may properly come before the Special Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.
ADDITIONAL INFORMATION
          We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.

By order of the Board of Directors:

Dr. Boaz Eitan
Chairman of the Board of Directors
Netanya, Israel
March 6, 2006

               If the foregoing correctly sets forth the agreement between the Company and the Underwriters, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

SAIFUN SEMICONDUCTORS LTD.

Name: Dr. Boaz Eitan
Title: Chairman and Chief Executive Officer